MERICOL, INC.

5795 Ave. Decelles, Ste. 511

Montreal, QC H3S2C4, Canada

Telephone: 514.963.63.39

E-mail: mericol.inc@gmail.com

June 9, 2010

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Susan Block, Ms. Sonia Bednarowski, Mr. Patrick Kuhn and Ms. Lyn Shenk

Re: Mericol, Inc.

Registration Statement on Form S-1,

Filed on May 6, 2011

Filing No. 333-173972

Dear Ms. Susan Block and Ms. Sonia Bednarowski:

Further to your letter dated June 2, 2011, concerning the deficiencies in Registration Statement on Form S-1 filed on May 6, 2011, we provide the following responses:

Forepart of Registration Statement, page 2

Calculation of Registration Fees, page 2

1. SEC Comment: Please revise to remove the reference to Rule 457(f)(2) or advise.

Response: The reference to Rule 457(f)(2) was removed from the Prospectus. Please refer to page 2 of the document.

Outside Front Cover Page of Prospectus, page 3

2. SEC Comment: Please include your anticipated net proceeds from the offering on a per share and aggregate basis. Refer to Item 501(b)(3) of Regulation S-K.

Response: We referred to Item 501(b)(3) of Regulation S-K and included our anticipated net proceeds from the offering on a per share and aggregate basis. Please refer to page 3 of the Prospectus:

	Offering Price	Expenses	Proceeds to Company
Per share	$0.01	$0.0013	$0.0087
Total	$60,000	$8,000	$52,000

3. SEC Comment: Please reconcile your statement on pages 3 and 6 that the offering may terminate on “the date when Mericol, Inc. decides to do so” with your statement on pages 3 and 6 that the shares of common stock will be offered for period of 180 days from the effective date unless extended by your board of directors for an additional 90 days.

Response: In response to this comment we reconciled our statements on pages 3 and 6 to state the following:

The offering shall terminate on the earlier of (i) the date when the sale of all 6,000,000 shares is completed, (ii) when the Board of Directors decides that it is in the best interest of the Company to terminate the offering prior the completion of the sale of all 6,000,000 shares registered under the Registration Statement of which this Prospectus is part.

4. SEC Comment: Please revise the last paragraph to clarify that you do not have any intention of returning any proceeds to investors, regardless of how much money is raised in this offering or advise.

Response:  In response to this comment the company revised the last paragraph to clarify that we do not have any intention of returning any proceeds to investors, regardless of how much money is raised in this offering:

We have not made any arrangements to place funds in an escrow, trust or similar account. Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscriptions. As such, it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you. If that happens, you will lose your investment and your funds will be used to pay creditors. Regardless of how much money is raised in this offering all proceeds raised will be retained by Mericol, Inc. and will not be returned to investors.

5. SEC Comment:  Please revise to state that there is no public trading market for your shares of common stock. In addition, please revise to disclose that you intend to have a market maker apply for admission to quotation of your securities on the Over-the-Counter Bulletin Board after effectiveness but that there is no guarantee that you will find a market maker  or that your common stock will ever be quoted on the Over-the-Counter Bulletin Board or advise.

Response:  In response to this comment the company revised the prospectus to state there is no public trading market for our shares of common stock and that we intend to have a market maker apply for admission to quotation of our securities on the Over-the-Counter Bulletin Board after effectiveness:

There has been no market for our securities.  Our common stock is not traded on any exchange or on the Over-the-Counter market.  After the effective date of the registration statement relating to this prospectus, we hope to have a market maker file an application with Financial Industry Regulatory Authority (“FINRA”) for our common stock to become eligible for trading on the Over-the-Counter Bulletin Board.  We do not yet have a market maker who has agreed to file such application.  There is no assurance that our shares of common stock will ever be quoted on a quotation service or stock exchange, or that a trading market will develop or, if developed, that it will be sustained.  Consequently, a purchaser of our common stock may find it difficult to resell the securities offered herein should the purchaser desire to do so.

Prospectus Summary, page 5

6. SEC Comment: Please revise the introductory paragraph to this section to remove the reference to the summary not being complete.

Response:  In response to this comment the company revised the introductory paragraph to this section to remove the reference to the summary not being complete:

AS USED IN THIS PROSPECTUS, REFERENCES TO THE “COMPANY”, “WE”, “OUR”, “US” OR “MERICOL, INC.” REFER TO MERICOL, INC., UNLESS THE CONTEXT OTHERWISE INDICATES. YOU SHOULD READ THE ENTIRE PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION TO PURCHASE OUR COMMON STOCK.

7. SEC Comment:  Please revise to clarify whether the “rapid prototying services” you intend to offer include services beyond the 3D printing described in the first paragraph of this section.

Response:  In response to this comment the company revised to clarify throughout the prospectus that we intend to offer services in 3D printing only.

8. SEC Comment: Please provide support to your statement that three-dimensional printing technologies are “more affordable and easier to use than other additive manufacturing technologies” or state this as a belief here and on page 26.

Response:  In response to this comment the company provided support to our statement that three-dimensional printing technologies are “more affordable and easier to use than other additive manufacturing technologies”. Please refer to pages 5 and 26 of the prospectus:

3D printing is a form of additive manufacturing technology where a three dimensional object is created by laying down successive layers of material. 3D printers are generally faster, more affordable and easier to use than other additive manufacturing technologies. (1)

(1) http://en.wikipedia.org/wiki/3D_printing

Three-dimensional printing technologies find use in the industrial design, architecture, engineering and construction, automotive, aerospace, dental and medical industries and are more affordable and easier to use than other additive manufacturing technologies. (2)

(2) http://en.wikipedia.org/wiki/3D_printing

9. SEC Comment: We note your disclosure on page 8 that you will need additional financing to complete your business plan and that you do not have any arrangements for additional financing. Please revise to disclose here or advise. In addition, please disclose that there is no guarantee that you will be able to obtain additional financing.

Response:  In response to this comment the company revised its disclosure as requested. Please refer to page 5 of the Prospectus:

We intend to use the net proceeds from this offering to develop our business operations (See “Description of Business” and “Use of Proceeds”). Being a development stage company, we have very limited operating history and will need to obtain additional financing in order to complete our business plan. We do not have any arrangements for financing and there is no guarantee that you will be able to obtain additional financing.

10. SEC Comment:  Please revise to disclose that your only employee is your sole director and officer and that he intends to devote approximately 15 hours per week to your business.

Response:  In response to this comment the company revised its disclosure as requested. Please refer to page 5 of the Prospectus:

Our principal office is located at 5795 Ave. Decelles, Ste. 511, Montreal, QC, H3S2C4, Canada. Our telephone number is (514)9636339.  We were incorporated on November 17, 2010 under the laws of the state of Nevada. Our fiscal year end is March 31. Our only employee is our sole director and officer, Mr. Sergiu Pojoga, and he will be devoting approximately 30% (15 hours/week) of his time to our operations.

The Offering, page 6.

11. SEC Comment:  It appears from your disclosure that the net proceeds of the offering is $60,000 rather than $52,000. Please revise or advise.

Response: In response to this comment we revised our disclosure:

Net Proceeds if 100% of the Shares Are Sold	$60,000
Net Proceeds if 50% of the Shares Are Sold	$30,000

Risk Factors, page 8

12. SEC Comment: Please add risk factors that discuss the risk of failing  to have adequate internal controls because your sole employee occupies all corporate positions and the risks caused by the current economic condition and how it may affect your ability to obtain financing. Alternatively, explain why such risk factors are not necessary.

Response: In response to this comment we added a risk factor discussing the failure to have adequate internal controls:

If our internal controls are found to be ineffective, our financial condition may be adversely affected.

If our internal control over financial reporting is found to be ineffective because our sole employee occupies all corporate positions or if we identify a material weakness or significant deficiency in our financial reporting, investors may lose confidence in the reliability of our financial statements, which may adversely affect our financial condition.

Since in obtaining financing we rely on funds raised in this offering and on funds to be provided to us by our sole director and officer Mr. Pojoga we believe that the current economic condition will not affect our ability to obtain financing.

We are solely dependent upon the funds to be raised in this offering to start our business, page 8

13. SEC Comment: Please revise to reconcile your disclosure here and in the third risk factor that you “may” need additional funds to complete your business plan with your disclosure in the second risk factor that you “will need to obtain additional financing in order to complete your business plan”. In addition, please revise to disclose the cost of the offering and an estimate amount of money needed to accomplish your business plan.

Response: In response to this comment the company revised its disclosure to clarify that we will need to obtain additional financing in order to complete our business plan. We also revised our statement to disclose the cost of the offering and an estimate amount of money needed to accomplish our business plan:

We are solely dependent upon the funds to be raised in this offering to start our business, the proceeds of which may be insufficient to achieve revenues. We will need to obtain additional financing which may not be available.

We have limited operations and no revenues.  We need the proceeds from this offering that enable us, after paying the expenses of this offering, to initiate development on our website, purchase computers and 3D printer, begin negotiating with potential customers in North America, initiate the development of our marketing plans and initiate the development of marketing and support material such as business cards, brochures, flyers and catalogues.  We will need additional funds to complete further development of our business plan to achieve a sustainable sales level where ongoing operations can be funded out of revenues. We anticipate that the approximate cost of the offering will be $8,000 and the minimum capital necessary to fund our planned operations for the 12-month period will be approximately $30,000 and will be needed for general administrative expenses, business development, marketing costs, support materials. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us.

14. SEC Comment: We note your disclosure that you need the proceeds of this offering “to begin negotiating with customers in North America”. Please revise to clarify here and throughout that you intend to market your product in Canada or advise.

Response: In response to this comment the company revised to clarify here and throughout the prospectus how we intend to market our product:

Page 8:

We have limited operations and no revenues.  We need the proceeds from this offering that enable us, after paying the expenses of this offering, to initiate development on our website, purchase computers and 3D printer, begin negotiating with potential customers first  in Canada and later, assuming we have available funds, in North America, initiate the development of our marketing plans and initiate the development of marketing and support material such as business cards, brochures, flyers and catalogues.

Page 9:

Our ability to achieve and maintain profitability and positive cash flow is dependent upon our ability to find customers of our services in Canada and later, assuming available funds, in North America. We plan to expand our services to North American market in the future only when or if we have the available resources and growth to warrant it.

Because Mr. Pojoga, page 9

15. SEC Comment:  In this risk factor, please revise to state the country where Mr. Pojoga resides.

Response: We revised the risk factor to state the country where Mr. Pojoga resides:

Accordingly, if an event occurs that gives rise to any liability, shareholders would likely have difficulty in enforcing such liabilities because Mr. Sergiu Pojoga, our sole Executive Officer and Director resides in Canada.

Because company’s headquarters, page 10

16. SEC Comment: Similarly, in this risk factor, please name where your company headquarters are located.

Response: In response to this comment we revised the risk factor to name where our headquarters are:

Because company’s headquarters are located in Canada, U.S. Investors may experience difficulties in attempting to affect service of process and to enforce judgments based upon U.S. Federal Securities Laws against the company and its non U.S. Resident officer and director.

While we are organized under the laws of State of Nevada, our officers and director is a non-U.S. resident and our headquarters are located in Canada.  Consequently, it may be difficult for investors to affect service of process on them in the United States and to enforce in the United States judgments obtained in United States courts against them based on the civil liability provisions of the United States securities laws.  Since all our assets will be located in Canada it may be difficult or impossible for U.S. investors to collect a judgment against us.  As well, any judgment obtained in the United States against us may not be enforceable in the United States.

We face strong competition from larger and well established companies, page 11

17. SEC Comment: Please revise the second sentence to clarify that you do not currently offer any services.

Response: We revised the second sentence to clarify that we do not currently offer any services:

We face strong competition from larger and well established companies, which could harm our business and ability to operate profitably.

Our industry is competitive. There are many different 3D printing and rapid prototyping companies in North America and our services will not be unique to their services. Even though the industry is highly fragmented, it has a number of large and well established companies, which are profitable and have developed a brand name. Aggressive marketing tactics implemented by our competitors could impact our limited financial resources and adversely affect our ability to compete in our market.

We will incur ongoing costs and expenses for SEC reporting and compliance, page 14

18. SEC Comment: Please revise to provide an estimate of the costs of being a reporting company.

Response: We revised the risk factor to provide an estimate of the costs of being a reporting company:

We will incur ongoing costs and expenses for SEC reporting and compliance. Without revenue we may not be able to remain in compliance, making it difficult for investors to sell their shares, if at all.

The company anticipates over the next 12 months the cost of being a reporting public company will be approximately $8,000. If necessary, Sergiu Pojoga, our Chairman, has verbally agreed to loan the company funds to complete the registration process; however, there is no contract in place or written agreement securing this agreement and there is no assurance that additional financing will be available or if available, on terms that will be acceptable to us. Management believes if the company cannot maintain its reporting status with the SEC it will have to cease all efforts directed towards the company. As such, any investment previously made would be lost in its entirety.  We plan to contact a market maker immediately following the close of the offering and apply to have the shares quoted on the OTC Electronic Bulletin Board. To be eligible for quotation, issuers must remain current in their filings with the SEC. In order for us to remain in compliance we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. If we are unable to generate sufficient revenues to remain in compliance it may be difficult for you to resell any shares you may purchase, if at all.

Use of Proceeds, page 15

19. SEC Comment: Please revise to remove the words “as anticipated” in the last sentence in the first paragraph of this section. In addition, please revise to clarify that there is no guarantee that you will raise any funds in this offering.

Response: We removed the words “as anticipated” in the last sentence in the first paragraph of this section. In addition, we clarified that there is no guarantee that we will raise any funds in this offering. Please refer to page 15 of the prospectus:

Our offering is being made on a self-underwritten basis: no minimum number of shares must be sold in order for the offering to proceed. The offering price per share is $0.01. The following table sets forth the uses of proceeds assuming the sale of 50% and 100%, respectively, of the securities offered for sale by the Company.  There is no assurance that we will raise the full $60,000.  In addition, there is no guarantee that we will raise any funds in this offering.

20. SEC Comment: Please also provide a breakdown of the Use of Proceeds if 25% or 75% of the offering is raised.

Response: In response to this comment the company provided a breakdown of the Use of Proceeds if 25% or 75% of the offering is raised:

		$15,000		30,000		45,000	$60,000
Gross proceeds		$15,000		$30,000		$45,000	$60,000
Legal and Professional fees		$8,000		$8,000		$8,000	$8,000
Net proceeds		$7,000		$22,000		$37,000	$52,000

The net proceeds will be used as follows:
Website development		$2,000		$2,000		$4,000	$4,000
Marketing and advertising		$500		$1,500		$6,000	$6,000
Software purchase		$4,500		$4,500		$4,500	$4,500
PCs and 3D printer purchase	$			$11,000		$15,000	$15,000
Establishing an office	$			$2,000		$5,000	$5,000
Salaries/Independent Contractor Fees	$		$		$		$15,000
Other Expenses	$			$1,000		$2,500	$2,500

Plan of Distribution, Terms of Offering, page 18

21. SEC Comment: Please revise to disclose that Mr. Pojoga will restrict his participation in the offering of your securities to any one or more of the activities listed in the Rule 3a4-1(a)(4)(iii) of the Exchange Act.

Response: We revised to disclose that Mr. Pojoga will restrict his participation in the offering of our securities to any one or more of the activities listed in the Rule 3a4-1(a)(4)(iii) of the Exchange Act.

Mr. Pojoga will restrict his participation in the offering of our securities to any one or more of the following activities:

A. Preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by the associated person of a potential purchaser;

B. Responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; Provided, however, That the content of such responses are limited to information contained in this registration statement; or

C. Performing ministerial and clerical work involved in effecting any transaction.

22. SEC Comment: Please revise to remove the last sentence in the third paragraph of this section as your offering is going to be sold at a fixed price of .01.

Response: We revised to remove the last sentence in the third paragraph of this section.

Offering Period and Expiration date, page 19

23. SEC Comment: Please reconcile (ii) in this section to correspond with description of the length of the offering period in the first sentence of this section.

Response: The description of the length of the offering period was reconciled in this section to correspond with description of the length of the offering period in the first sentence of this section:

This offering will start on the date that this registration statement is declared effective by the SEC and continue for a period of two hundred and forty (240) days. The offering shall terminate on the earlier of (i) the date when the sale of all 6,000,000 shares is completed, (ii) the 241st day after the effective date of this prospectus or (iii) when the Board of Directors decides that it is in the best interest of the Company to terminate the offering prior the completion of the sale of all 6,000,000 shares registered under the Registration Statement of which this Prospectus is part.

Management Discussion and Analysis or Plan of Operation, page 20

24. SEC Comment: Please revise the third sentence in the second paragraph of this section to clarify that your oral agreement with Mr. Pojoga regarding a loan only pertains to the registration process of this offering or advise.

Response: In response to this comment the company revised the third sentence in the second paragraph of this section to clarify our oral agreement with Mr. Pojoga regarding a loan:

We are a development stage corporation, have limited operations and have not realized or generated any revenues from our business operations. Our cash balance is $7,495 as of March 31, 2011.  Our current cash balance will not be sufficient to fund our operations for the next 12 months and to qualify our minimum cash requirements necessary to fund 12 months of operations, if we are unable to successfully raise money in this offering. We have been utilizing and may utilize funds from Sergiu Pojoga, our Chairman, President, and Secretary, who has informally agreed to advance funds to allow us to pay for offering costs, filing fees, professional fees and any other future expenses associated with the registration process of this offering.

25. SEC Comment: Please revise to clarify what do you mean by “provide funds for growth strategy”. In addition, please reconcile your disclosure in the fourth paragraph of this section that suggests that you may have sufficient funds to implement your business plan if you sell 100% of the shares in this offering with your disclosure in the second paragraph of this section that, in order to achieve your business plan goals, you will need the funding from this offering and substantial additional funding and your statement on page 24 that “ to meet a small part of your need for cash you are attempting to raise money from this offering”.

Response: In response to this comment the company clarified its statement regarding “provide funds for growth strategy”. We also reconciled our disclosure on pages 20 and 24 to clearly state that in order to achieve our business plan goals, we will need the funding from this offering:

Page 20:

If we sell 100% of the shares in this offering, we believe the money will last for more than a year, and also provide funds for growth strategy to develop and penetrate new products, services and markets.

Page 20:

If we sell 100% of the shares in this offering, we believe the money will last for more than a year.

Page 20:

In order to achieve our business plan goals, we will need the funding from this offering.

Page 24:

To achieve our business plan goals we are attempting to raise money from this offering.

Plan of Operation, page 21

26. SEC Comment: Please balance the disclosure here, with the disclosure on the previous page under “Management’s Discussion”, that in order to achieve your business plan goals, you will need substantial funding in addition to the funding from this offering or advise.

Response: In response to this comment we reconciled our disclosure to clearly state that in order to achieve our business plan goals, we will need the funding from this offering.

27. SEC Comment: Please disclose your monthly “burn rate”.

Response: In response to the comment the company disclosed its monthly “burn rate” on page 21 of the prospectus:

Currently, our monthly burn rate or average monthly costs, is approximately $2,000 (we are three months into the year and have spent $6,000 year to date, on operating expenses, legal and audit fees).

28. SEC Comment: We note that the estimated costs set forth under the heading appear to correlate to your use of net proceeds assuming only half of the shares are sold. Please revise to clarify how your plan of operations and associated costs would change in the event you sell all the shares offered.

Response: In response to this comment the company revised to clarify how our plan of operations and associated costs would change in the event we sell all of the shares offered:

29. SEC Comment: Please revise your timeline to include a discussion of your purchase of software.

Response: In response to this comment the company revised our timeline to include a discussion of our purchase of software.

Purchase PCs, Software and 3D printer. Time Frame: 5th-6th. Estimated cost $15,500.

After our office is established we intend to purchase computers, software and 3D printer necessary for our business. Purchase costs of 2 computers we plan on acquiring will be approximately $2,000; cost of 3D printer is estimated to be about $9,000 and software will cost approximately $4,500.

30. SEC Comment: In regards to the time frame of the third to fifth month, please provide more detail regarding what you mean by the “necessary equipment to begin operations”. What does this equipment entail?

Response: In response to this comment the company clarified what we mean by the “necessary equipment to begin operations”:

Purchase PCs, Software and 3D printer. Time Frame: 5th-6th. Estimated cost $15,500.

After our office is established we intend to purchase computers, software and 3D printer necessary for our business. Purchase costs of 2 computers we plan on acquiring will be approximately $2,000; cost of 3D printer is estimated to be about $9,000 and software will cost approximately $4,500.

Complete our Public Offering, page 21

31. SEC Comment: Please revise to disclose here that your board of directors may decide to extend the offer for additional 90 days.

Response: In response to this comment the company revised to disclose that our board of directors may decide to extend the offer for additional 90 days:

Complete our public offering

We expect to complete our public offering within 180 days after the effectiveness of our registration statement by the Securities and Exchange Commissions, unless extended by our board of directors for an additional 90 days. We intend to concentrate our efforts on raising capital during this period.  Our operations will be limited due to the limited amount of funds on hand.  In the twelve months, following completion of our public offering we plan to do the following activities to expand our business operations.

Commence Marketing Campaign, page 22

32. SEC Comment: Please revise to clarify how you intend to reward new clients who refer new clients to you.

Response: We revised to clarify how we intend to reward new clients who refer new clients to us:

Commence Marketing Campaign. Time Frame: 8th-12th months. Estimated cost $1,500.

We intend to use marketing strategies, such as web advertisements, direct mailing, and phone calls to acquire potential customers. We also  expect  to get  new  clients  from  "word  of  mouth" advertising  where our new  clients will  refer  their  colleagues to us. We will encourage such advertising by rewarding person who referred new clients to us. We will offer our existing clients 3-5% of the net profits realized from successful referrals.

33. SEC Comment: Refer to the second to last paragraph on page 23. Please revise to balance the disclosure to indicate that there is no guarantee that you will be in full operation and selling your products and there is no guarantee that you will be able to raise funds through this offering.

Response: In response to this comment the company revised to balance its disclosure as required:

In summary, we should be in full operation and selling our product within 12 months of completing our offering. However, there is no guarantee that we will be in full operation and selling our products and there is no guarantee that we will be able to raise funds through this offering.

Liquidity and Capital Resources, page 24

34. SEC Comment: We note your disclosure on page 25 that Mr. Pojoga has indicated that he may be willing to provide funds required to maintain the reporting status in the form of a non-secured loan for the next twelve months of no other proceeds are obtained. Please revise to clarify here that there is no guarantee that he will provide such a loan.

Response: In response to this comment the company revised its disclosure as required:

The company’s sole officer and director, Sergiu Pojoga, has indicated that he may be willing to provide funds required to maintain the reporting status in the form of a non-secured loan for the next twelve months as the expenses are incurred if no other proceeds are obtained by the Company; however, there is no contract in place or written agreement securing this agreement and there is no guarantee that Mr. Pojoga will provide such a loan.

Business, page 26

Products, page 26

35. SEC Comment: Please significantly revise this section by defining or removing industry jargon such as “(.STL), “ABS thermoplastic models”, “CAD data”, “CNC controlled extruder-head”, “CO2 lasers” and “concept modeling”. Your revisions should focus on describing your proposed business in a way that allows an average investor who is not in your industry to understand your plan of operation through to the point of revenue generation. In addition, please either provide support for the subjective statements in this section, such as “lower accuracy” and “high quality” or state as a belief.

Response: In response to this comment the company significantly revised this section by defining or removing industry jargon and by providing support for the subjective statements. Please refer to page 26 of the prospectus:

 1. Stereolithography (SLA)

StereoLithography is one of the most common rapid prototyping (RP) systems. The system utilizes a computer controlled ultraviolet laser beam to harden a photocurable liquid resin to produce 3-D copies of computer-aided design (CAD) models. The SLA computer utilizes a file format output from professional solid modeling software programs.

2. Fused Deposition Modeling (FDM)

FDM is a rapid prototyping process used to produce functional thermoplastic models directly from computer-aided design data. The system utilizes a CNC (computer numerical control) controlled extruder-head which squeezes a fine filament of melted thermoplastic through a nozzle. The nozzle deposits the heated plastic layer-by-layer to form the desired shape. The liquid material hardens immediately on contact in the cooler environment.

3. Selective Laser Sintering (SLS)

The system utilizes the carbon dioxide (CO2) lasers to selectively fuse together layers of powdered plastic, metal or ceramic materials to create durable 3-D copies of solid computer-aided design (CAD) models in a few hours.

4. Three-Dimensional Printing (3DP)

Three dimensional printing is a quick, low cost rapid prototyping process used for concept modeling (concept modeling is the process of developing a graphical representation or model from the real world). The system applies a thin layer of powder on a chamber surface. The ink-jet style spray head deposits a liquid adhesive onto the powder in a 2-D pattern, bonding the layer to form the object. Materials are starch or plaster based which a fragile when handled. The process yields a slightly rough textured surface with lower accuracy than other popular rapid prototyping (RP) systems.

Marketing our product, page 28

36. SEC Comment: Please revise your disclosure on page 28 by removing the words “by showing its advantages over three-dimensional printing services offered by other companies” as you have not begun creating models.

Response: We revised our disclosure on page 28 by removing the words “by showing its advantages over three-dimensional printing services offered by other companies”.

37. SEC Comment: We note your disclosure on page 28that you intend to market your products in Canada. Please advise as to whether you intend to market your product in a particular region of Canada. To the extent that you intend to market your product in a particular region of Canada, please disclose. In this regard, we note your disclosure on page 29 that your “principal method of competition will be through the personal contact with potential customers”.

Response:  In response to this comment the company identified that we do not plan to target any particular region of Canada. We also removed our disclosure on page 29 that our “principal method of competition will be through the personal contact with potential customers”:

Our expected share of Canadian market is difficult to determine given that our market is highly competitive.  We do not plan to target any particular portion of Canadian market.

Revenues, page 29

38. SEC Comment: We note your disclosure on page 29 that materials “are usually priced per cubic inch and vary from USD$3.75 for White Strong and Flexible to USD$50.00 for Sterling Silver”. Please revise to clarify whether this is the amount you intend to charge your customers and if this amount includes “the mark-up of 30-40%”. In addition, please revise your disclosure on page 29 to clarify what do you mean by your disclosure that “no additional capital will be required to achieve those levels of sale”.

Response: In response to this comment the company revised the disclosure as required. We also removed our disclosure that “no additional capital will be required to achieve those levels of sale”:

The price of the order will be mostly determined by the material used to print the product in 3D and the size of order. Materials are usually priced per cubic inch and vary from USD$3.75 for White Strong and Flexible to USD$50.00 for Sterling Silver and do not include our intended mark-up of 30-40%.

Agreement, page 30

39. SEC Comment: We note your disclosure regarding the material terms of the agreement. Please revise to disclose the amount of funds you will need to raise in this offering to complete the order or advise. In addition, please advise as to whether this agreement has a termination date or if it is conditioned upon the closing of the offering.

Response: In response to this comment the company revised to disclose the amount of funds we will need to raise in this offering to complete the order and advised as to whether this agreement has a termination date or if it is conditioned upon the closing of the offering:

We estimate that we need to raise $30,000 in this offering to complete the order. The agreement does not have a termination date and it is not conditioned upon the closing of the offering.

Employees, Identification of Certain Significant Employees, page 31

40. SEC Comment: Please revise to clarify that you only intend to hire a part-time employee 10-12 months after the completion of the offering if you sell the maximum number of shares in this offering.

Response: In response to this comment the company revised its disclosure as required:

We intend to hire a part-time employee 10-12 months after the completion of the offering only if we sell the maximum number of shares in this offering.

Government Regulation, page 32

41. SEC Comment: Please revise to expand your disclosure in this section to discuss the effect of existing or probable governmental regulations on your intended business:

Response: In response to this comment the company revised the disclosure to discuss the effect of any existing or probable governmental regulations on our business:

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the construction and operation of any facility in any jurisdiction which we would conduct activities. We do not believe that regulation will have a material impact on the way we conduct our business in Canada as our customers will be responsible for the taxes or any other additional charges that might incur while purchasing our products.

Management, page 32

Officers and Directors, page 32

Biographical Information and Background of officers and directors

42. SEC Comment: Please revise to clarify what you mean by “provisioning specialist” on page 32. In addition, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Response: In response to this comment the company revised this section of the prospectus as requested:

Mr. Pojoga has acted as our sole President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer, Secretary and sole member of our board of directors since our incorporation on November 17, 2010.  Mr. Pojoga owns 100% of the outstanding shares of our common stock. As such, it was unilaterally decided that Mr. Pojoga was going to be our sole President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer, Secretary and sole member of our board of directors. This decision did not in any manner relate to Mr. Pojoga’s previous employments.  Mr. Pojoga’s previous experience, qualifications, attributes or skills were not considered when he was appointed as our sole President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer, Secretary and sole member of our board of directors.

In 2003, Mr. Pojoga graduated from University of Moldova with Bachelor Degree in Computer Science.  After graduation, from 2003 to 2004, he worked for the National Commission of Financial Markets in Moldova. In 2005 he went on working for DAAC-Hermes, a Moldova based company, specializing in auto sales. In June of 2009 Mr. Pojoga accepted position of telecommunications provisioning specialist at Convergia Networks, a Montreal-based corporation, specializing in voice and data services, including local analog and digital phone lines, long distance, cellular services, hosted PBX, dedicated PRI and T1 voice circuits, ADSL, high speed static IP Internet, MPLS networks, audio and web conferencing, VOIP, SIP trunking and computer softphone. Mr. Pojoga’s job responsibilities include, but are not limited to planning network installations by ordering service and gathering equipment supplies, materials, and tools; working with internal installation team and engineering team to ensure that site surveys contain relevant information to accommodate telecom provisioning.

43. SEC Comment: Please revise your disclosure on page 33 to include all of the items listed in Item 401(f) of Regulation S-K.

Response: In response to this comment the company provided the disclosure to include all of the items listed in Item 401(f) of Regulation S-K:

1. Any bankruptcy petition filed by or against any business of which Mr. Pojoga was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

2. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding.

 3. An order, judgment, or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting Mr. Pojoga’s involvement in any type of business, securities or banking activities.

 4. Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

5.  Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

6.  Was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

7.  Was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i. Any Federal or State securities or commodities law or regulation; or

ii. Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii. Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.  Was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Description of Securities, page 36

44. SEC Comment: Please revise to remove the statements that your shares of common stock are  “fully paid and non-assessable” and that the shares of common stock that are subject to this offering, “when issued, will be fully paid for and non-assessable” as there are legal conclusions that the company is not qualified to make. Alternatively, please attribute these statements to counsel and file counsel’s consent to be named in this section.

Response: In response to this comment the company removed its statements that its shares, when issued, will be fully paid for and non-assessable.

Certain Transactions, page 38

45. SEC Comment: Please revise the second paragraph of this section to disclose that the note is due on demand by Mr. Pojoga or advise. In addition, please disclose that Mr. Pojoga is providing your office space free of charge and that you have a verbal agreement with Mr. Pojoga that, if necessary, he will loan the company funds to complete the registration process.

Response: In response to this comment the company revised the second paragraph of this section to disclose that money is not due on demand and that Mr. Pojoga is providing us office space free of charge and that we have a verbal agreement with Mr. Pojoga that, if necessary, he will loan the company funds to complete the registration process:

Further, Mr. Pojoga has advanced funds to us. As of March 31, 2011, Mr. Pojoga advanced us $499. Money is not due on demand and Mr. Pojoga will not be repaid from the proceeds of this offering. There is no due date for the repayment of the funds advanced by Mr. Pojoga. Mr. Pojoga will be repaid from revenues of operations if and when we generate revenues to pay the obligation. There is no assurance that we will ever generate revenues from our operations. The obligation to Mr. Pojoga does not bear interest. There is no written agreement evidencing the advancement of funds by Mr. Pojoga or the repayment of the funds to Mr. Pojoga. The entire transaction was verbal. Mr. Pojoga is providing us office space free of charge and we have a verbal agreement with Mr. Pojoga that, if necessary, he will loan the company funds to complete the registration process.

Exhibit Index, page 54

46. SEC Comment: For Exhibit 10.1, please revise to provide a clearer description of the agreement, such as indicating that it is agreement dated March 8, 2011between your company and Licon, Corp.

Response: We revised to provide a clearer description of the agreement.

10.1	Agreement dated March 8, 2011 between Mericol, Inc. and Licon, Corp.

47. SEC Comment: Please revise to file the subscription agreement as an exhibit to your registration statement.

Response: We revised to file the subscription agreement as an exhibit to your registration statement.

Other

48. SEC Comment: The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X.

Response: We will update our financial statements after June 30, 2011 (the first quarter).

49. SEC Comment: Please provide a currently dated consent from the independent registered public accountant to each amendment.

Response: In response to this comment the company provided a currently dated consent from the independent registered public accountant.

Please direct any further comments or questions you may have to the company's attorney, Stepp Law Corporation at:

Stepp Law Corporation

15707 Rockfield Boulevard, Suite 101

Irvine, California 92618

Phone: (949) 660-9700

Fax: (949) 660-9010

Thank you.

Sincerely,

/S/ Sergiu Pojoga

Sergiu Pojoga, President